FIRST TRUST PORTFOLIOS L.P.
                             120 EAST LIBERTY DRIVE
                            WHEATON, ILLINOIS 60187



                                 July 11, 2011



Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


         Re:           FT 3032 (file no. 333-174793)


Ladies/Gentlemen:

      The undersigned, FT 3032 (the "Trust"), registrant, by First Trust Portfolios L.P., as the Sponsor and Depositor of the Trust and of the units covered by the subject Registration Statement, pursuant to the provisions of Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, hereby respectfully requests that the Securities and Exchange Commission consent to the filing of the amendment to the Registration Statement and grant acceleration of the effectiveness of said Registration Statement, as amended, so that the same may become effective as early as practicable on July 14, 2011 or as soon thereafter as possible.

                                       Very truly yours,

                                       FT 3032

                                       By:  First Trust Portfolios L.P.


                                       By: /s/ Jason T. Henry
                                           ---------------------------------
                                                 Jason T. Henry
                                              Senior Vice President